# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GT Biopharma, Inc., CIK 0000109657
CUSIP: 36254L308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 505 Montgomery Street, 10th Floor, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 05/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001174866

## Reporting persons
- Bristol Investment Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 74,524; shared voting power 0; sole dispositive power 74,524; shared dispositive power 0; aggregate amount beneficially owned 74,524 (2.367% of the class)
  Comment: For Items 5 and 7: does not include shares underlying convertible preferred stock subject to a 9.9% beneficial ownership limitation
- Bristol Capital, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 0 (4.76% of the class)

## Item 1. Issuer
Name of issuer: GT Biopharma, Inc.
Address of issuer's principal executive offices: 505 Montgomery Street, 10th Floor, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing:
(i) Bristol Investment Fund, Ltd.
(ii) Bristol Capital, LLC
Address of principal business office or, if none, residence:
(i) Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, PO Box 311063, Grand Cayman KY1-1205, Cayman Islands
(ii) 1090 Center Drive, Park City, UT 84098
Citizenship:
(i) Cayman Islands
(ii) Delaware, USA

## Item 4. Ownership
Amount beneficially owned:
(i) 74,524
(ii) 150,000
Percent of class:
(i) 2.367%
(ii) 4.76%
Sole power to vote or to direct the vote:
(i) 74,524
(ii) 150,000
Sole power to dispose or to direct the disposition:
(i) 74,524
(ii) 150,000

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Bristol Investment Fund, Ltd.: /s/ Paul Kessler, Paul Kessler, Director (06/02/2025)
- Bristol Capital, LLC: /s/ Paul Kessler, Paul Kessler, Manager, Bristol Capital, LLC (06/02/2025)